UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: The High Yield Income Fund, Inc. (“Applicant”).

3.	Securities and Exchange Commission File No.: 811-05296

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]           Initial Application                                           [ ]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Andrew French, Esq.
Prudential Investments LLC
4th Floor
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102-4077
(973) 367-2396

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The Bank of New York
100 Wall Street
New York, New York 10286
(212)635-6343
Attn: Jennifer Goerlich

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company,

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]           Open-end                                [X]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

  Investment Adviser                                                           Sub-Adviser
Prudential Investments LLC                                                           Prudential Investment Management, Inc.
  Gateway Center Three                                                           Prudential Plaza
  100 Mulberry Street                                                           751Broad Street
  Newark, NJ 07102                                                           Newark, NJ 07102

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Computershare Investor Services

250 Royall Street

Canton, MA 02021

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

(c)	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]Yes                 [X]No

If Yes, for each UIT state:
Name(s):

FileNo.:  811- _______

Business Address:

14.	(a) Did the fund obtain approval from the board of directors concerning the decision toengage in a Merger, Liquidation or Abandonment of Registration?

[X]Yes                      [ ]No

If Yes, state the date on which the board vote took place:  January 12, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]Yes                      [ ]No

If Yes, state the date on which the shareholder vote took place:  May 15, 2009

If No, explain:

II.           Distributions to Shareholders

15.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]Yes                 [ ]No

(a)	If Yes, list the date(s) on which the fund made those distributions: June 19, 2009

(b)	Were the distributions made on the basis of net assets?

[X]Yes                 [ ]No

(c)	Were the distributions made pro rata based on share ownership?

[X]Yes                 [ ]No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

[ ]Yes                 [ ]No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:        Not Applicable

16.	Closed-end funds only:

Has the fund issued senior securities?

[ ]Yes                 [X ]No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

17.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]Yes                 [ ]No

If No,
(a)           How many shareholders does the fund have as of the date this form is filed?

(b)           Describe the relationship of each remaining shareholder to the fund:

18.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]Yes                 [X]No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

19.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]Yes                 [X]No

If Yes,
(a)           Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)           Why has the fund retained the remaining assets?

(c)           Will the remaining assets be invested in securities?

[ ]Yes                         [ ]No

20.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]Yes                 [X]No

If Yes,
(a)           Describe the type and amount of each debt or other liability:

(b)           How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

21.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $60,000

(ii) Accounting expenses:                                                                           Audit $18,000

(iii) Other expenses (list and identify separately):                                                                           Proxy $69,000

Transfer Agent                                           $6,500

(iv) Total expenses (sum of lines (i)-(iii) above):  $153,500

(b)
How were those expenses allocated?  At the time of the Applicant’s merger into the Dryden High Yield Fund, Inc, another fund, The High Yield Plus Fund, Inc. (together with the Applicant, the “Merging Funds”), also merged into the Dryden High Yield Fund, Inc. The Merging Funds allocated the expenses incurred in connection with the merger based on relative net assets of each Merging Fund.

(c)	Who paid those expenses? Expenses incurred in connection with the Merger were allocated among the Merging Funds as described above and paid by the Merging Funds.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable

22.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]Yes                 [X]No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

23.	Is the fund a party to any litigation or administrative proceeding?

[ ]Yes                 [X]No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

24.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]Yes                 [X]No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

25.	(a) State the name of the fund surviving the Merger:

Dryden High Yield Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-02896

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Registration Statement on Form N-14AE of Dryden High Yield Fund, Inc. (File No. 333-157063) was initially filed with the Commission on January 30, 2009 and an amendment thereto was filed with the Commission on March 4, 2009 pursuant to Rule 497 under the Securities Act of 1933.  Each filing included the Form of Plan of Reorganization therein.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The High Yield Income Fund, Inc., (ii) he is the Assistant Secretary of the High Yield Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/Andrew French _
Andrew French
Assistant Secretary